CAMBIOR

COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, April 15, 2005

CAMBIOR CONSOLIDATES OWNERSHIP OF THE SLEEPING GIANT MINE

Cambior Inc. announces that it has entered into an agreement with Aurizon Mines Ltd. ("Aurizon") for the purchase of its remaining 50% interest in the Sleeping Giant gold mine for a cash purchase price of Cdn $5 million. The effective date of the sale is anticipated to be April 30, 2005 and is expected to close within the next 30 days. Under the terms of the transaction, Aurizon will be released from all future obligation related to the operation and closure of the mine.

Louis P Gignac, Cambior's President and Chief Executive Officer, stated: "the acquisition is consistent with our approach of focusing on our assets for future growth. The acquisition cost of Cdn $55 per ounce (US$ 45 per ounce) is reasonable and provides us with greater flexibility in the future development and exploration of the Sleeping Giant mine. We believe that further benefits may accrue from the potential to add to current reserves, especially in the extensions at depth of the known mineralized lenses."

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.C" and "CBJ.WT.D" trade on the TSX.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the closing of the transaction and the anticipated benefits of this transaction (including forward-looking statements relating to the Sleeping Giant mine itself, its reserves and its potential at depth). Forward-looking statements express, as at the date of this press release, Cambior's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price, mining industry risks, risks associated with mining operations, environmental risks and hazards, uncertainty as to estimation of mineral

reserves, and other risks referred to in Cambior's 2004 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under the form 40-F) as well as the Toronto Stock Exchange.

- 30 -

For additional information, please contact:
CAMBIOR INC.
Robert LaVallière
Manager – Investor Relations
Tel.:   (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
PR-2004-06